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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*
Under the Securities Exchange Act of 1934

PILOT THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

458381100

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 458381100			Page 2 of 10 Pages

1.	Name of Reporting Person: Pharma Services Holding, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Deleware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,644,546(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,644,546(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,644,546(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.64%(2)

12.	Type of Reporting Person: CO

[1] Pursuant to an Agreement between PharmaBio Development Inc. (“PharmaBio”) and a subsidiary of the Issuer, PharmaBio has made loans to such subsidiary of the Issuer in the aggregate amount of $4,000,000. Such amount is convertible by PharmaBio into the Issuer’s Common Stock based on the “Conversion Price” as defined in such Agreement, which is subject to adjustment in accordance with such Agreement. In addition, PharmaBio has the right to acquire an additional number of shares of the Issuer’s Common Stock upon the conversion of the accrued interest on the loan. Based on the current Conversion Price of $1.915 per share, the outstanding loan amount of $4,000,000 at December 31, 2003, and accrued interest of approximately $1,064,037 through December 31, 2003, PharmaBio has the right to acquire 2,644,546 shares of the Issuer’s Common Stock (the “PharmaBio Loan Shares”).

[2]Calculated based on 11,544,501 shares of outstanding Common Stock of the Issuer on July 31, 2003, as reported in the Issuer’s Form 10-QSB for the period ended June 30, 2003 and filed with the Securities and Exchange Commission on September 5, 2003.

13G/A
CUSIP No. 458381100			Page 3 of 10 Pages

1.	Name of Reporting Person: Pharma Services Intermediate Holding Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Deleware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,644,546(3)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,644,546(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,644,546(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.64%(4)

12.	Type of Reporting Person: CO

[3] Includes the PharmaBio Loan Shares; see Note 1 above.

[4] Calculated based on 11,544,501 shares of outstanding Common Stock of the Issuer on July 31, 2003, as reported in the Issuer’s Form 10-QSB for the period ended June 30, 2003 and filed with the Securities and Exchange Commission on September 5, 2003.

13G/A
CUSIP No. 458381100			Page 4 of 10 Pages

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,644,546(5)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,644,546(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,644,546(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.64%(6)

12.	Type of Reporting Person: CO

[5] Includes the PharmaBio Loan Shares; see Note 1 above.

[6] Calculated based on 11,544,501 shares of outstanding Common Stock of the Issuer on July 31, 2003, as reported in the Issuer’s Form 10-QSB for the period ended June 30, 2003 and filed with the Securities and Exchange Commission on September 5, 2003.

13G/A
CUSIP No. 458381100			Page 5 of 10 Pages

1.	Name of Reporting Person: PharmaBio Development Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,644,546

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,644,546

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,644,546

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.46%(7)

12.	Type of Reporting Person:

[7] Calculated based on 11,544,501 shares of outstanding Common Stock of the Issuer on July 31, 2003, as reported in the Issuer’s Form 10-QSB for the period ended June 30, 2003 and filed with the Securities and Exchange Commission on September 5, 2003.

13G/A
CUSIP No. 458381100	Page 6 of 10 Pages

Item 1

(a) Name of Issuer

Pilot Therapeutics Holdings, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

2000 Daniel Island Drive, Charleston, South Carolina 29492

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Pharma Services Holding, Inc. (“Pharma Services”); Pharma Services Intermediate Holding Corp. (“Intermediate Holding”), a wholly-owned subsidiary of Pharma Services; Quintiles Transnational Corp. (“Quintiles”); and PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles. All of the outstanding common stock of Quintiles is owned by Intermediate Holding and Pharma Services.

(b) Address of Principal Business Office or, if none, Residence

Pharma Services’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Intermediate Holding’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c) Citizenship

Pharma Services is a Delaware corporation.
Intermediate Holding is a Delaware corporation.
Quintiles is a North Carolina corporation.
PharmaBio is a North Carolina corporation.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number

458381100

Item 3

Not Applicable

Item 4	Ownership

(a) Amount Beneficially Owned: Pursuant to an Agreement between PharmaBio and a subsidiary of the Issuer, PharmaBio has made loans to such subsidiary of the Issuer in the aggregate amount of $4,000,000. Such amount is convertible by PharmaBio into the Issuer’s Common Stock based on the “Conversion Price” as defined in such Agreement, which is subject to adjustment in accordance with such Agreement. In addition, PharmaBio has the right to acquire an additional number of shares of the Issuer’s Common Stock upon the conversion of the accrued interest on the loan. Based on the

13G/A
CUSIP No. 458381100	Page 7 of 10 Pages

current Conversion Price of $1.915 per share, the outstanding loan amount of $4,000,000 at December 31, 2003, and accrued interest of approximately 1,064,037 through December 31, 2003, PharmaBio has the right to acquire 2,644,546 shares of the Issuer’s Common Stock.

(b) Percent of Class:

Such 2,644,546 shares are 18.64% of the Issuer’s Common Stock based on the 11,544,501 shares reported as outstanding as of July 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2003 and filed with the Securities and Exchange Commission on September 5, 2003.

(c) Number of Shares as to which such Person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,644,546

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 2,644,546

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G/A
CUSIP No. 458381100	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

PHARMA SERVICES HOLDING, INC.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Vice President & Corporate Secretary

PHARMA SERVICES INTERMEDIATE HOLDING CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Vice President & Corporate Secretary

QUINTILES TRANSNATIONAL CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Executive Vice President & General
Counsel
Chief Administrative Officer

PHARMABIO DEVELOPMENT INC.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	President

13G/A
CUSIP No. 458381100	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement between Pharma Services Holding, Inc., Pharma Services Intermediate Holding Corp., Quintiles Transnational Corp. and PharmaBio Development Inc.